GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2006 and 2005
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Great Basin Gold Ltd. (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission. The interim consolidated financial statements of the Company as at September 30, 2006 and for the three and nine month periods ended September 30, 2006 and 2005 have been prepared in accordance with Canadian GAAP for interim financial reporting and reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Such principles differ in certain respects from US GAAP. For additional information on material differences between Canadian GAAP and US GAAP, reference should be made to the Supplemental Note, “Reconciliation with United States Accounting Principles–Item 18” for the years ended December 31, 2005, 2004 and 2003 filed with the Securities and Exchange Commission. A discussion of the material differences between Canadian GAAP and US GAAP with respect to the Company’s interim consolidated financial statements are as follows:

Had the Company followed US GAAP, certain items on the statements of operations, deficit and balance sheets would have been reported as follows:

	As at	As at
	September 30	December 31
Consolidated Balance Sheets	2006	2005

Total assets under Canadian and US GAAP	$152,307,482	$116,689,495

Total liabilities under Canadian GAAP	16,419,203	20,064,205
Adjustments under US GAAP
Recognize warrants issued for property as liability (b)	1,093,000	–
Mark-to-market adjustment on warrants (b)	(413,000)	–
Total liabilities under US GAAP	$17,099,203	$20,064,205

Share capital, warrants and contributed surplus under Canadian
GAAP	$208,676,503	$166,235,846
Adjustments under US GAAP:
Stock-based compensation (a)	2,658,000	2,658,000
Recognize warrants issued for property as liability (b)	(1,093,000)	–
Share capital and contributed surplus under US GAAP	$210,241,503	$168,893,846

Deficit under Canadian GAAP	$(72,788,224)	$(69,610,556)
Adjustments under US GAAP:
Stock-based compensation (a)	(2,658,000)	(2,658,000)
Mark-to-market adjustment on warrants (b)	413,000	45,000
Reduction of gain on sale of investments due to prior year
mark-to-market adjustment	–	(45,000)
Deficit under US GAAP	$(75,033,224)	$(72,268,556)

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2006 and 2005
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
Consolidated Statements of Operations	2006	2005	2006	2005
Loss (income) for the year under Canadian
GAAP	$2,027,780	$1,888,416	$3,177,668	$(57,528)
Adjustments under US GAAP:
Mark-to-market adjustment on warrants (b)	(413,000)	–	(413,000)	45,000
Reduction of gain (loss) on sale of
investments due to prior year
mark-to-market adjustment (b)	–	–	–	(45,000)
Loss and comprehensive loss for the
year under US GAAP	$1,614,780	$1,888,416	$2,764,668	$(57,528)

Basic and diluted loss per share for the
year under US GAAP	$0.01	$0.02	$0.03	$(0.00)

(a)	Stock based compensation

Under US GAAP, Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” ("SFAS 123(R)"), which is a revision of SFAS 123, “Accounting for Stock Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employee”, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company currently uses the fair value method to account for all stock option grants. For the three and nine month periods ended September 30, 2006 and 2005, there were no differences in stock-based compensation expense in respect of non-employee share options which would be required to be charged to operations under both Canadian and US GAAP.

As SFAS 123 was adopted on a prospective basis, there is $2,658,000 historical difference in contributed surplus and deficit relating to the period prior to adoption.

(b)	Fair value of financial instruments

US GAAP requires investments in available-for-sale securities to be recorded at fair value in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” ("SFAS 115"). Unrealized gains and losses are recorded in a separate component of shareholders' equity with the year-over-year change recorded as other comprehensive income (loss), except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is similar to Canadian GAAP.

US GAAP requires a company to present comprehensive income (loss) in accordance with SFAS 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income (loss) comprises net income (loss) and all changes to shareholders’ equity except those resulting from investments by owners and distributions to owners.

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2006 and 2005
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Under US GAAP, certain warrants held by the Company would be considered derivative financial instruments and would be accounted for under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), until they were exercised. Once exercised, the shares received would be considered available-for-sale securities and would be accounted for under SFAS 115. For Canadian GAAP purposes, shares received on the exercise of the warrants are carried at cost, unless there is an other than temporary decline in value, in which case the shares are written down to market value as a charge to the statement of operations.

Under US GAAP, warrants issued by the Company that are denominated in currencies other than Canadian dollars would be accounted for as a derivative liability pursuant to SFAS 133.

(c)	Exploration stage company

Pursuant to US GAAP, the Company would be considered an exploration stage company as the Company is devoting substantially all of its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such does not impact the measurement principles applied to these financial statements.

(d)	Other

Canadian GAAP allows the presentation of subtotals for "expenses (income)" and "other income" in the consolidated statement of operations. No such subtotals would be presented under US GAAP.

(e)	Additional disclosures

The Company meets the definition of a development stage enterprise under SFAS 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS 7”). Pursuant to the rules and regulations of the SEC, a mining company in the exploration stage should not refer to itself as a development stage company in its financial statements, even though such Company should comply with SFAS 7. Under SFAS 7, the Company is required to provide additional disclosures from its date of inception, or the date the Company was reactivated to undertake development stage activities. Consolidated summarized statements of operations and deficit and cash flows since January 1, 1998, the date the Company was considered to be reactivated to undertake development stage activities, to September 30, 2006 is presented as follow:

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2006 and 2005
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Period from
January 1, 1998
to September 30,
Consolidated statements of operations and deficit	2006

Mineral property exploration and reclamation	$47,401,272
General and administration, salaries, professional fees,
and other	21,931,696
Other income	(5,419,498)

Net loss for the period from January 1, 1998 to September
30, 2006, being the deficit accumulated during the
exploration stage	63,913,470

Opening deficit accumulated during the development
stage, January 1, 1998	11,119,754

Ending deficit accumulated during the development stage,
September 30, 2006	$75,033,224

Period from
January 1, 1998
to September 30,
Consolidated statements of cash flows	2006

Operating activities	(53,707,246)
Investing activities	(13,794,396)
Financing activities	104,215,190

Increase in cash and cash and cash equivalents	36,713,548

Cash and cash equivalents – January 1, 1998	1,922,206

Cash and cash equivalents – September 30, 2006	38,635,754

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2006 and 2005
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

Under FAS 7, the Company’s shareholders’ equity since the date of inception is as follows:

	Common Shares
						Deficit
						accumulated
						during the	Total
	Issue	Number of			Contributed	development	Shareholders
	Price	shares	Amount	Warrants	surplus	stage	' Equity

	$		$	$	$	$	$

Balance, January 1, 1998		14,161,171	22,790,760	–	–	(11,119,754)	11,671,006

Escrow shares	0.01	750,000	7,500	–	–	–	7,500
Exercise of options	1.28	41,875	53,600	–	–	–	53,600
Private placement	2.00	1,704,600	2,983,088	–	–	–	2,983,088
For mineral property interests	1.43	162,500	232,624	–	–	–	232,624
Loan guarantee	2.05	98,125	201,156	–	–	–	201,156
Stock based compensation	–	–	–	–	372,000	(372,000)	–
Loss for the year	–	–	–	–	–	(6,447,118)	(6447,118)

Balance, December 31, 1998		16,918,271	26,268,728	–	372,000	(17,938,872)	8,701,856

Exercise of warrants	1.16	1,834,600	2,126,428	–	–	–	2,126,428
Exercise of options	1.17	1,276,800	1,488,069	–	–	–	1,488,069
Private placement	1.30	4,864,335	6,011,841	–	–	–	6,011,841
For donations	2.50	4,000	10,000	–	–	–	10,000
For mineral property interests	1.28	2,825,000	3,606,250	–	–	–	3,606,250
Stock based compensation	–	–	–	–	1,385,000	(1,385,000)	–
Loss for the year	–	–	–	–	–	(4,928,029)	(4,928,029)

Balance, December 31, 1999		27,723,006	39,511,316	–	1,757,000	(24,251,901)	17,016,415

Exercise of warrants	1.31	5,312,331	6,983,902	–	–	–	6,983,902
Exercise of options	1.30	146,800	190,297	–	–	–	190,297
Private placement	2.00	5,000,000	9,299,145	–	–	–	9,299,145
Stock based compensation	–	–	–	–	41,000	(41,000)	–
Loss for the year	–	–	–	–	–	(11,305,645)	(11,305,645)

Balance, December 31, 2000		38,182,137	55,984,660	–	1,798,000	(35,598,546)	22,184,114

Share issuance costs	–	–	(31,245)	–	–	–	(31,245)
Stock based compensation	–	–	–	–	860,000	(860,000)	–
Loss for the year	–	–	–	–	–	(9,064,906)	(9,064,906)

Balance, December 31, 2001	–	38,182,137	55,953,415	–	2,658,000	(45,523,452)	13,087,963

Exercise of warrants	1.00	2,257,000	2,257,000	–	–	–	2,257,000
Exercise of options	0.96	679,900	656,018	–	–	–	656,018
Private placement	1.50	5,742,327	7,891,385	–	–	–	7,891,385
Warrants issued for mineral property	–	–	–	295,000	–		295,000
Stock based compensation	–	–	–		374,627		374,627
Loss for the year	–	–	–	–	–	(5,519,089)	(5,519,089)
Mark-to-market adjustment on warrants	–	–	–	–	–	727,000	727,000

Balance, December 31, 2002		46,861,364	66,757,818	295,000	3,032,627	(50,315,541)	19,769,904

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2006 and 2005
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

	Common Shares
						Deficit
						accumulated
						during the	Total
	Issue	Number of			Contributed	development	Shareholders
	Price	shares	Amount	Warrants	surplus	stage	' Equity

	$		$	$	$	$	$
Balance, December 31, 2002 (brought
forward)		46,861,364	66,757,818	295,000	3,032,627	(50,315,541)	19,769,904

Exercise of warrants	1.51	6,541,943	7,683,994	–	–	–	7,683,994
Exercise of options	1.43	3,636,600	5,204,175	–	–	–	5,204,175
Private placement	1.80	5,600,000	9,416,731	–	–	–	9,416,731
Shares issued for mineral property	1.38	10,000,000	13,800,000	–	–	–	13,800,000
Warrants issued for mineral property	–	–	–	2,200,000	–		2,200,000
Exercise of warrants – fair value	–	–	2,200,000	(2,200,000)			–
Fair value of stock options exercised	–	–	430,000	–	(430,000)	–	–
Stock based compensation	–	–	–	–	2,131,739	–	2,131,739
Loss for the year	–	–	–	–	–	(7,496,507)	(7,496,507)
Reduction on gain on sale of investments	–	–	–	–	–	(727,000)	(727,000)

Balance, December 31, 2003		72,639,907	105,492,718	295,000	4,734,366	(58,539,048)	51,983,036

Exercise of warrants	1.81	2,137,772	3,785,490	–	–	–	3,785,490
Exercise of options	1.16	835,700	969,580	–	–	–	969,580
Shares issued for mineral property	2.98	11,000,000	32,780,000	–	–	–	32,780,000
Exercise of stock options – fair value	–	–	239,915	–	(239,915)	–	–
Warrants issued for mineral property	–	–	–	11,360,000	–	–	11,360,000
Warrants expired unexercised	–	–	–	(221,250)	221,250	–	–
Exercise of warrants – fair value	–	–	73,750	(73,750)	–	–	–
Stock based compensation	–	–	–		2,473,354	–	2,473,354
Loss for the year	–	–	–		–	(12,165,737)	(12,165,737)
Mark-to-market adjustment on warrants	–	–	–	–	–	(45,000)	(45,000)

Balance, December 31, 2004		86,613,379	143,341,453	11,360,000	7,189,055	(70,749,785)	91,140,723

Exercise of warrants	0.91	5,500,000	5,018,062	–	–	–	5,018,062
Exercise of options	0.96	1,572,000	1,509,120	–	–	–	1,509,120
Exercise of warrants – fair value	–	–	11,360,000	(11,360,000)	–	–	–
Stock based compensation	–	–	–	–	476,156	–	476,156
Loss for the year	–	–	–	–	–	(1,563,771)	(1,563,771)
Reduction on gain on sale of investments	–	–	–	–	–	45,000	45,000

Balance, December 31, 2005		93,685,379	161,228,635	–	7,665,211	(72,268,556)	96,625,290

Exercise of options	1.38	446,500	617,480	–	–	–	617,480
Shares issued for cash net of issue costs	2.25	11,200,000	23,038,345	–	–	–	23,038,345
Private placement net of issue costs	2.25	3,333,334	7,033,683	–	–	–	7,033,683
Shares issued for mineral property	1.90	4,000,000	7,600,000	–	–	–	7,600,000
Exercise of stock options – fair value	–	–	254,813	–	(254,813)	–	–
Warrants issued pursuant to share issuance	–	–	–	159,000	–	–	159,000
Stock based compensation	–	–	–	–	2,899,149	–	2,899,149
Loss for the period		–	–	–	–	(3,177,668)	(3,177,668)
Mark-to-market adjustment on warrants	–	–	–	–	–	413,000	413,000

Balance, September 30, 2006		112,665,213	199,772,956	159,000	10,309,547	(75,033,224)	135,208,279

For each of the periods presented, loss equals comprehensive loss.

GREAT BASIN GOLD LTD.
Supplementary Note
Reconciliation with United States Generally Accepted Accounting Principles
For the three and nine months ended September 30, 2006 and 2005
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

(f)	Impact of recent United States accounting pronouncements:

(i)

On June 1, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

(ii)

In December 2004, FASB issued SFAS 153, “Exchanges of Non-Monetary Assets - An Amendment of Opinion No. 29”. This statement addresses the measurement of exchanges of non-monetary assets. The guidance in Accounting Principles Board Opinion No. 29, “Accounting for Non-Monetary Transactions” (APB 29) is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for exchanges of non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. The adoption of this statement had no impact on the financial statements.

(iii)

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainties and Income Taxes” ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company’s financial statements in accordance with SFAS Statement 109, “Accounting for Income Taxes” ("SFAS 109"). SFAS 109 does not prescribe the recognition threshold or measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. FIN 48 clarifies the application of SFAS 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in the financial statements. Additionally, it provides guidance on measurement, derecognition, classification, interests and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not yet determined the effects to these financial statements of adopting FIN 48.

(iv)

In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 which provides guidance on the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements. This guidance is applicable for annual statements ending after November 15, 2006. The Company does not expect the adoption of this interpretation to impact the Company’s results of operations or financial position.